July 16, 2001

Via Federal Express and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza,
Washington, D.C. 20549

                  Re: First M&F Corporation
                         Form RW - Application for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, First M&F Corporation, a Mississippi corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-41736, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission on July 19, 2000.

        Pursuant to the Registration Statement, the Registrant proposed to register 124,326 shares of its Common Stock, $5.00 par value per share (the “Shares”), to permit public secondary trading of the Shares by certain individual shareholders. The Registrant and the aforementioned individual shareholders have determined that secondary public resale of the Shares is not necessary and would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of any proposed resales have taken place since July 19, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

         Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Keith Parsons, Esq. of Watkins Ludlam Winter & Stennis, P.A., legal counsel to the Registrant, at (601) 949-4701.

                                    Sincerely,

                                    First M&F Corporation

                                    By: /s/ Robert C. Thompson, III
                                       ----------------------------------------
                                       Robert C. Thompson, III
                                       Treasurer